Exhibit 3.2(ii)

Certificate of Amendment of Amended and Restated Bylaws

of

Exponent, Inc.

The undersigned, Richard L. Schlenker, hereby certifies that:

1. He is the duly elected and acting Chief Financial Officer and Corporate Secretary of Exponent, Inc., a Delaware corporation (the “Corporation”).

2. This Certificate of Amendment amends the first sentence of Section III.2 of the Corporation’s Amended and Restated Bylaws to read in its entirety as follows:

“The authorized number of directors shall be five (5) directors.”

3. The foregoing Certificate of Amendment has been duly adopted by the Corporation’s Board of Directors in accordance with the provisions the Corporation’s Amended and Restated Bylaws.

This Certificate of Amendment is executed at Menlo Park, California, May 1, 2008.

/s/ Richard L. Schlenker
Richard L. Schlenker
Chief Financial Officer and Corporate Secretary